UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*


                 American Building Control, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            903898401
-----------------------------------------------------------------
                         (CUSIP Number)

                        J. Collier Sparks
                            922 Isom
                    San Antonio, Texas 78216
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 22, 2003
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of  240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903898401                                        Page 2

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Solico International, Inc.

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [ X ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     See Item 3

(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              2,818,787
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              1,171,822
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,818,787

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.8% <FN-1>

(14) TYPE OF REPORTING PERSON
     CO




<FN-1>    Calculated using a total of 14,250,134 shares of the
          Issuer's Common Stock outstanding determined by adding the 14,148,388 shares of Common Stock outstanding as reflected in the Issuer's most recent Form 10-Q, plus 101,746 shares of Common Stock issuable upon conversion of 48,838 shares of the Issuer's Series A 12% Cumulative Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP NO. 903898401                                        Page 3

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Danny W. Mills

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [ X ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     PF

(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              125,000
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              125,000
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9%

(14) TYPE OF REPORTING PERSON
     IN

Item 1.   SECURITY AND ISSUER

     This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of American Building Control, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

Item 2.   IDENTITY AND BACKGROUND

     (a) This Statement is jointly filed by Solico International, Inc., a Texas corporation ("Solico"), and Danny W. Mills, a resident of the State of Texas ("Mills," and collectively with Solico, the "Reporting Persons"). Pursuant to Instruction C to
Schedule 13D, information is included herein with respect to the following persons as a result of their respective relationship with and control over Solico (collectively, the "Controlling Persons"): J. Collier Sparks ("Sparks"), J. Christopher Cuevas ("Cuevas"), and Timathy Rohrbach ("Rohrbach"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b)  REPORTING PERSONS.
          -----------------

          SOLICO. Solico's business address is 922 Isom, San
Antonio, Texas 78216.

          MILLS.  Mills' address is 122 Foxhall Cove, San
Antonio, Texas 78213.

          CONTROLLING PERSONS.
          -------------------

          Each Controlling Person's business address is 922 Isom,
San Antonio, Texas 78216.

     (c)  REPORTING PERSONS.
          -----------------

          SOLICO. Solico is a Texas corporation principally engaged in the design, creation, sale and support of advanced facility security and surveillance systems. Sparks and Cuevas are the sole members of Solico's Board of Directors. Sparks, Cuevas and Rohrbach are executive officers of Solico.

          MILLS.  Mills is a resident of the State of Texas.
Mills' principal business is as a business executive.

          CONTROLLING PERSON.
          ------------------

          SPARKS.  Sparks is a resident of the State of Texas.
Sparks is presently employed as the President and CEO of Solico.
Sparks' principal occupation is as a business executive.

          CUEVAS.  Cuevas is a resident of the State of Texas.
Cuevas is presently employed as the Chief Financial Officer of Solico. Cuevas' principal occupation is as a business executive.

          ROHRBACH. Rohrbach is a resident of the State of Texas. Rohrbach is presently employed as the Vice President and Chief Technology Officer of Solico. Rohrbach's principal occupation is as a business executive.

     (d) During the last five years, no Item 2 Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Item 2 Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Item 2 Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Solico is incorporated in the State of Texas. Each of Mills, Sparks, Cuevas and Rohrbach are citizens of the United
States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Solico
     ------

     As more particularly described in Item 6 below, , Solico has contracted with certain parties to acquire up to 3,705,157 shares of Common Stock and up to 195,351 shares of the Issuer's 12% Series A Cumulative Convertible Preferred Stock ("Preferred Stock") for an aggregate purchase price totaling $11,947,739.43 (the "Purchase Price"), such Purchase Price to be funded in a series of scheduled transactions (as more particularly described in Item 6 below). The shares of Preferred Stock which Solico has the right to acquire are presently convertible into an additional 406,981 shares of Common Stock. Solico is presently analyzing different methods by which to fund the Purchase Price including, but not limited to, financing alternatives, strategic relationships with third parties, working capital or any combination of two or more of such alternatives.

     Mills
     -----

     Mills has the right to receive an aggregate of 125,000 shares of Common Stock in full satisfaction of all indebtedness, including any outstanding principal plus accrued unpaid interest thereon, evidenced by that certain Note Secured by Stock Pledge Agreement (the "Note") executed and delivered by George K. Broady in favor of Mills. The $200,000 original principal balance of the Note was originally funded from the personal funds of Mills.

Item 4.   PURPOSE OF TRANSACTION

     (a) SOLICO. Solico is acquiring its shares of Common Stock and Preferred Stock for the purpose of obtaining a significant equity position in the Issuer and to influence the management of the Issuer. Solico considers its acquisition of the shares of Common Stock and Preferred Stock (as defined below) at the Purchase
Price to be an attractive investment. Solico's primary interest is to maximize the value of its investment and, as a result, the market value of the Issuer. Solico intends to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry-related conditions. Based on such evaluation and review and other factors, including, without limitation, the performance of the Issuer's current management in implementing the strategic directives of the Issuer's Board of Directors, Solico will consider various alternative courses of action with respect to its investment in the Issuer as it deems appropriate in light of circumstances arising from time to time.
Such actions may, without limitation, include seeking expanded representation on the Issuer's Board of Directors, effecting, through its control of the Issuer's Board of Directors (if such control is obtained), strategic acquisitions or dispositions of assets, various business strategies, seeking to acquire control of the Issuer, or such other actions as Solico may deem appropriate.

     Upon consummation of each of the closings under the Stock Purchase Agreements described in Item 6 below, including exercise of the various options contemplated therein, designees of Solico may occupy up to three (3) seats of the Issuer's Board of Directors. Presently, the size of the Issuer's Board of Directors is set at five (5) members. If the Board of Directors is not expanded, by controlling three (3) of the five (5) seats presently comprising the Issuer's Board of Directors and holding approximately 40% of the voting power (including the super voting rights of the Preferred Stock (as described below)) with respect to all matters submitted to vote of the stockholders, including, without limitation, the election of the Issuer's Board of Directors, Solico may be deemed to exercise control over the Issuer.

     The Preferred Stock votes with the Common Stock on all matters submitted to the a vote of the stockholders with super voting rights of 16.667 votes for each share of Preferred Stock. Accordingly, the 195,531 shares of Preferred Stock to be acquired by Solico represent (prior to conversion thereof) an aggregate of 3,255,915 votes. On an aggregate basis, the shares of Common Stock and shares of Preferred Stock (assuming no conversion thereof has occurred) which Solico has the right to acquire will represent 40% of the votes presently entitled to be cast on any matter submitted to the stockholders for a vote.

     (b) MILLS. Mills acquired the shares of Common Stock beneficially owned by him for investment purposes. Mills has agreed to serve on the Issuer's Board of Directors as one of Solico's designees. Mills intends to monitor the financial condition and business prospects and strategies of the Issuer and intends to take such actions as he believes necessary in order to maximize the value of his investment in the Issuer.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) (i) As of the date of this Statement, Solico is deemed to be the beneficial owner of an aggregate 2,818,787 shares of the Issuer's Common Stock (which is comprised of 1,171,822 shares of Common Stock which Solico may acquire directly within 60 days
(which number includes 101,746 shares issuable upon conversion of Preferred Stock which Solico may acquire within 60 days) plus an additional 1,646,965 shares of Common Stock (which includes an additional 101,746 shares of Common Stock issuable upon conversion of Preferred Stock which Solico may in the future acquire) beneficially owned by certain unrelated third parties who, in accordance with the terms of the respective Stock
Purchase Agreement (as described in Item 6 below), have agreed to grant Solico an irrevocable proxy to vote such shares). Such shares presently represent approximately 19.8% of the issued and outstanding shares of the Issuer's Common Stock.

     Collectively, the aggregate number of shares of Common Stock and Preferred Stock which Solico has the right to acquire presently represents approximately 28.3% of the outstanding shares of Common Stock (assuming the conversion of all shares of Preferred Stock which Solico has the right to acquire, at a conversion rate of 2.08333 shares of Common Stock for each share of Preferred Stock), and based upon the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2003 (the "Form 10-Q").

     By virtue of their relationship with Solico, each of the Controlling Persons may be deemed to be the beneficial owner of the shares of Common Stock and Preferred Stock which Solico has the right to acquire. Each Controlling Person disclaims any beneficial ownership in the shares of Common Stock and Preferred Stock which Solico has the right to acquire.

     (ii) As of the date of this Statement, Mills is deemed to be the beneficial owner of 125,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock of the Issuer. Mills joins in the filing of this Statement to reflect that his acquisition of the 125,000 shares of Common Stock is contingent upon Solico closing the Broady First Tranche (as such term is described in Item 6 below). Mills disclaims any beneficial ownership in the shares of Common Stock and Preferred Stock which Solico has the right to acquire.

     (b) Upon closing of the transactions contemplated by the Stock Purchase Agreements described in Item 6 below, Solico shall have the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, the shares of Common Stock and Preferred Stock which it has the right to acquire. By virtue of their relationship with Solico, each of the Control Persons may be deemed, under Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act"), to beneficially own the shares of Common Stock and Preferred Stock which Solico has the right to acquire.
No Controlling Persons presently hold any shares of Common Stock, and each disclaims beneficial ownership of the shares of Common Stock and Preferred Stock which Solico has the right to acquire.

     Upon transfer of the 125,000 shares of Common Stock by Mr. Broady in satisfaction of all indebtedness owing under the Note, Mills will have the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, such shares of Common Stock.

     (c) Other than as described in this Statement, no Item 2 Person has acquired any securities of the Issuer during the prior 60 days.

     (d) Until the respective closing of each of the tranches described in Item 6 below, the current holders of the stock retain the right to receive any dividends declared by the Issuer on the Common Stock until the purchase of such respective shares of Common Stock by Solico. In addition, until the closing of each of the V&E tranches described in Item 6 below, V&E has the right to receive any dividends paid with respect to the Preferred Stock still owned by V&E.

     (e)  N/A

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Solico
     ------

     (a) On September 22, 2003, Solico and Victoria and Eagle Strategic Fund, Ltd. ("V&E") entered into a Stock Purchase Agreement (the "V&E Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,932 shares of Common Stock and 48,838 shares of Preferred Stock, on October 31, 2003, for an aggregate purchase price of $1,899,806.52 (the "First V&E Tranche"), (ii) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,931 shares of Common Stock and 48,838 shares of Preferred Stock on December 15, 2003, for an aggregate purchase price of $1,899,804.41 (the "Second V&E Tranche"), and (iii) Solico has the right to purchase from V&E, and V&E has the right to sell to Solico, pursuant to a put/call option, 1,089,862 shares of Common Stock and 97,675 shares of Preferred Stock on June 30, 2004, for an aggregate purchase price of $4,497,120.50 (the "V&E Put/Call Option"). Pursuant to the terms of the V&E Agreement, effective upon the closing of the First V&E Tranche, V&E will grant to Solico an irrevocable proxy to vote all of the shares of Common Stock and Preferred Stock of V&E to be purchased by Solico in the Second V&E Tranche. Solico's obligation to consummate the closings of the First V&E Tranche, the Second V&E Tranche and the V&E Put/Call Option are subject to the fulfillment or waiver of customary terms and conditions and of the following: (i) the Issuer's board of directors (the "Board") shall have adopted resolutions waiving the Issuer's right to redeem the Preferred Stock until on or after October 31, 2004, (ii) on or prior to the closing of the First V&E Tranche, at least one member of the Board shall have resigned, and the Board shall have appointed at least one person designated by Solico to the Board, (iii) on or prior to the closing of the V&E Put/Call Tranche, the Board shall have appointed at least one additional person designated by Solico to the Board, and (iv) George K. Broady ("Broady") and certain persons affiliated with Broady shall have entered into definitive, binding agreements with Solico (such agreements being described below), pursuant to which Solico shall have the right to purchase a minimum of 1,525,432 shares of Common Stock owned by such persons.

     (b) On September 22, 2003, Solico and Broady entered into a Stock Purchase Agreement (the "Broady Agreement"), subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 275,000 shares of Common Stock on October 15, 2003, for an aggregate purchase price of $400,000 (the "First Broady Tranche"), (ii) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 200,000 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $675,000 (the "Second Broady Tranche"), and (iii) Solico has an option to purchase from Broady an additional 300,000 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Broady Option"). Pursuant to the terms of the Broady Agreement, effective upon the closing of the First Broady Tranche, Broady will grant to Solico an irrevocable proxy to vote all of the shares of Common Stock of Broady that are the subject of the Second Broady Tranche and the Broady Option, until July 15, 2004. In the event that the Second Broady Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of Broady and Solico), then the Broady Option and the proxy granted by Broady to Solico under the Broady Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Broady Tranche and the Second Broady Tranche are subject to the fulfillment or waiver of customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned effective on or prior to the closing of the First Tranche,

(ii) the Board shall have appointed at least one person designated by Solico to the Board to fill such vacancy, and (iii) certain persons affiliated with Broady shall have entered into a definitive, binding agreement with Solico (such agreement being described below), pursuant to which Solico shall have the right to purchase a minimum of 750,432 shares of Common Stock owned by such persons. Solico has also agreed to deposit into escrow 100,000 of the shares of Common Stock acquired from Broady upon closing of the First Broady Tranche, as security for Solico's obligation to consummate the closing of the Second Broady Tranche. Subject to the terms and conditions of the related escrow agreement, such 100,000 shares of Common Stock will be transferred by Solico to Broady in the event that the closing of the Second Broady Tranche has not been consummated on or before December 15, 2003.

     (c) On September 22, 2003, Solico entered into a Stock Purchase Agreement (the "GKB Group Agreement") with each of Vance
Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (the
"GKB Group Sellers"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the GKB Group Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on October 15, 2003, for an aggregate purchase price of $340,388
(the "First GKB Group Tranche"), (ii) Solico agreed to purchase from the GKB Group Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $382,936.50 (the "Second GKB Group Tranche"), and (iii) Solico has an option to purchase from the GKB Group Sellers, an additional 170,194 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "GKB Group Option"). Pursuant to the GKB Group Agreement, upon the closing of the First GKB Group Tranche, the GKB Group Sellers will grant to
Solico irrevocable proxies to vote all of the shares of Common
Stock of the GKB Group Sellers that are the subject of the Second
GKB Group Tranche and the GKB Group Option, until July 15, 2004.
In the event that the Second GKB Group Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of the GKB Group Sellers and Solico), then the GKB Group Option and the proxies granted by the GKB Group Sellers to Solico under the GKB Group Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First GKB Group
Tranche and the Second GKB Group Tranche are subject to the fulfillment or waiver of customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned, (ii) the Board shall have appointed at least one person designated by Solico to the Board to fill such vacancy, (iii)
Solico and Broady shall have entered into the Broady Agreement, and (iv) certain other stockholders of the Issuer shall have entered into a definitive, binding agreement with Solico (such agreement being described below), pursuant to which Solico shall have the right to purchase a minimum of 239,850 shares of Common Stock owned by such persons.

     (d) On September 22, 2003, Solico entered into a Stock Purchase Agreement (the "Other Agreement") with each of Strategic
Resources Ltd., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier (the "Other Sellers"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the Other Sellers, and the Other Sellers agreed to sell to Solico, an aggregate of 79,950 shares of Common Stock on October 15, 2003, for an aggregate purchase price of $159,900 (the "First Other Tranche"),
(ii) Solico agreed to purchase from the Other Sellers, and the Other Sellers agreed to sell to Solico, an aggregate of 79,950 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $179,887.50 (the "Second Other Tranche"), and (iii)
Solico has an option to purchase from the Other Sellers, an additional 79,950 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the
"Other Option"). Pursuant to the Other Agreement, upon the closing of the First Other Tranche, the Other Sellers will grant Solico irrevocable proxies to vote all of the shares of Common
Stock of the Other Sellers that are the subject of the Second
Other Tranche and the Other Option, until July 15, 2004. In the event that the Second Other Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of the Other Sellers and Solico), then the Other Option and the proxies granted by the Other Sellers to Solico under the Other Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Other Tranche and the Second Other
Tranche are subject to the fulfillment or waiver of customary terms and conditions and of the following: (i) at least one member of the Board shall have resigned, (ii) the Board shall have appointed at least one person designated by Solico to the Board to fill such vacancy, (iii) Solico and Broady shall have entered into the Broady Agreement, and (iv) Solico and the GKB
Group shall have entered into the GKB Group Agreement.

     (e) Solico and Mills have entered into an Option Agreement pursuant to which Solico has granted Mills the option to purchase the 275,000 shares of Common Stock which comprise the First Broady Tranche. The Option is not currently exercisable and the shares of Common Stock subject thereto are not included in Mills beneficial ownership as stated in this Statement.

     Mills

     -----

     On or about September 22, 2003, Mills loaned $200,000 to Mr. Broady (the "Loan"). The Loan is evidenced by the Note and is secured by that certain Stock Pledge Agreement, dated as of September 22, 2003, by Mr. Broady in favor of Mills. Pursuant to the terms of the Note, upon closing of the First Broady Tranche (as described above), the entire principal balance of the Note, together with all accrued and unpaid interest, shall be deemed to have been automatically paid in full by transfer of 125,000 shares of Common Stock to Mills by Mr. Broady. In the event the First Broady Tranche does not occur, the entire principal balance owing under the Note, and any accrued unpaid interest thereon, shall be due and payable on the maturity date of the Note, November 1, 2003.

     Solico and Mills have entered into an Option Agreement pursuant to which Solico has granted Mills the option to purchase the 275,000 shares of Common Stock which comprise the First Broady Tranche. The Option is not currently exercisable and the shares of Common Stock subject thereto are not included in Mills beneficial ownership as stated in this Statement.

Item 7.   Material to be Filed as Exhibits.

     EXHIBIT NO.  DESCRIPTION
     -----------  ---------------------------------------------

        99.1 Joint Filing Agreement, dated October 2, 2003, between Solico International, Inc. and Danny
                  W. Mills (filed herewith)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd., as amended by Amendment
                  No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (filed herewith)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (filed herewith)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (filed herewith)

        99.5      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Strategic Resources Ltd.,
                  John Broady, Ruth Ward, Mary Bill, Judith
                  Mader, Vincent Suttmeier and Robert Suttmeier
                  (filed herewith)

        99.6      Option Agreement between Danny W. Mills and
                  Solico International, Inc. (to be filed by amendment)

        99.7      Note Secured by Stock Pledge Agreement by
                  George K. Broady payable to the order of Danny
                  W. Mills (filed herewith)

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 2, 2003


                              SOLICO INTERNATIONAL, INC.


                              By:  /s/  J. COLLIER SPARKS
                                 --------------------------------
                              Name:  J/ Collier Sparks
                                   ------------------------------
                              Title:  President
                                    -----------------------------


                                 /s/  DANNY W. MILLS
                              ----------------------------------
                              Danny Mills

                          EXHIBIT INDEX

     EXHIBIT NO.  DESCRIPTION
     -----------  ---------------------------------------------

        99.1 Joint Filing Agreement, dated October 2, 2003, between Solico International, Inc. and Danny
                  W. Mills (filed herewith)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd., as amended by Amendment
                  No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (filed herewith)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (filed herewith)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (filed herewith)

        99.5      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Strategic Resources Ltd.,
                  John Broady, Ruth Ward, Mary Bill, Judith
                  Mader, Vincent Suttmeier and Robert Suttmeier
                  (filed herewith)

        99.6      Option Agreement between Danny W. Mills and
                  Solico International, Inc. (to be filed by amendment)

        99.7      Note Secured by Stock Pledge Agreement by
                  George K. Broady payable to the order of Danny
                  W. Mills (filed herewith)